Mail Stop 4561

October 4, 2007

Andrew C. Richardson
Chief Financial Officer
Northstar Realty Finance Corp.
399 Park Ave., 18th Floor
New York, NY 10022

> **Re:** **Northstar Realty Finance Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 15, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 10, 2007**
> **File No. 001-32330**

Dear Mr. Richardson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief